Exhibit (c)(7)
Jefferies Broadview A division of Jefferies & Company, Inc. Project Viking Jefferies Broadview Financial Analysis May 23, 2006 CONFIDENTIAL DRAFT Member, SIPC

Summary Of Viking 2007 Forecasts Revenue and EBIT based valuations reflect the median trading multiples for BPM/Integration Software Vendors with TTM Revenue <$500MM, except for scenario 4 which reflects a EBIT multiple of 10x. Total Enterprise Value (TEV) is defined as Equity Market Capitalization (EMC) plus total debt and preferred stock less cash and cash equivalents. Not Meaningful ("NM"), when applicable figure is less zero. Present Value of share price calculation based on 20% annual discount rate. 2007 EBIT reflects $850k in G&A expenses related to audit and Sarbanes Oxley compliance incurred in Q1. ($Thousands Except Per Share Data) 1

Viking Valuation Sensitivity New Product Failure - No Cuts New Product Traction - No Cuts Cashflow Positive By Q4 2006 Legacy Plan 2

Summary Of Public Company Comparables Valuation information calculated as of 5/22/2006. TTM refers to Trailing Twelve Months. Total Enterprise Value (TEV) is defined as Equity Market Capitalization (EMC) plus total debt and preferred stock less cash and cash equivalents. BPM/Integration Software Vendors TTM Revenue <$500MM ($Thousands) 3